                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                              __________________

                                SCHEDULE 13D/A
                  Under the Securities Exchange Act of 1934
                             (Amendment No. 9)*

                             CUMULUS MEDIA, INC.
                               (Name of Issuer)

                Class A Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                  231082108
                                (CUSIP Number)

                                J. Travis Hain
                       Banc of America Capital Investors
                       Bank of America Corporate Center
                        100 N. Tryon Street, 25th Floor
                        Charlotte, North Carolina 28255
                               (704) 386-7839

                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                June 15, 2007
            (Date of Event which Requires Filing of this Statement)

If the filing  person has  previously  filed a statement  on  Schedule  13G to report the  acquisition  that is the  subject  of this  Schedule  13D,  and is filing this schedule because ofss.ss.240.13d-1(e),  240.13d-1(f) or
240.13d-1(g), check the following box. |_|

Note:  Schedules  filed in paper  format shall  include a signed  original and five copies of the schedule,  including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

                          ___________________________

* The  remainder  of this  cover  page  shall be  filled  out for a  reporting person's  initial  filing on this form with  respect to the  subject  class of securities,  and for any subsequent  amendment  containing  information  which would alter disclosures provided in a prior cover page.

The  information  required  on the  remainder  of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities  Exchange
Act of 1934 ("Act") or otherwise  subject to the  liabilities  of that section of the Act but shall be subject to all other  provisions  of the Act (however, see the Notes).

--------------------
CUSIP NO. 231082108                   13D
--------------------

-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS
 I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
 BA Capital Company, L.P.
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)   [ ]
                                                                 (b)   [ ]
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
3. SEC USE ONLY
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
4. SOURCE OF FUNDS: WC
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [ ]
   PURSUANT TO ITEM 2(d) OR 2(e)
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
                                7. SOLE VOTING POWER:
           NUMBER OF              1,939,525
            SHARES
         BENEFICIALLY
           OWNED BY
           REPORTING
            PERSON
             WITH
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
                                8. SHARED VOTING POWER:
                                  0
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
                                9. SOLE DISPOSITIVE POWER:
                                  1,939,525
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
                                10. SHARED DISPOSITIVE POWER:
                                  0
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING       1,939,525
   PERSON
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      [ ]
   CERTAIN SHARES
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          5.1%
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON:                                   PN

--------------------
CUSIP NO. 231082108                   13D
--------------------

-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS
 I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
 BA SBIC Management, LLC
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)   [ ]
                                                                 (b)   [ ]
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
3. SEC USE ONLY
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
4. SOURCE OF FUNDS: AF
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [ ]
   PURSUANT TO ITEM 2(d) OR 2(e)
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
                                7. SOLE VOTING POWER:
           NUMBER OF              0
            SHARES
         BENEFICIALLY
           OWNED BY
           REPORTING
            PERSON
             WITH
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
                                8. SHARED VOTING POWER:
                                  1,939,525
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
                                9. SOLE DISPOSITIVE POWER:
                                  0
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
                                10. SHARED DISPOSITIVE POWER:
                                  1,939,525
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING       1,939,525
   PERSON
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      [ ]
   CERTAIN SHARES
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          5.1%
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON:                                   OO

--------------------
CUSIP NO. 231082108                   13D
--------------------

-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS
 I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
 BA Equity Management, L.P.
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)   [ ]
                                                                 (b)   [ ]
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
3. SEC USE ONLY
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
4. SOURCE OF FUNDS: AF
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [ ]
   PURSUANT TO ITEM 2(d) OR 2(e)
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
                                7. SOLE VOTING POWER:
           NUMBER OF              0
            SHARES
         BENEFICIALLY
           OWNED BY
           REPORTING
            PERSON
             WITH
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
                                8. SHARED VOTING POWER:
                                  1,939,525
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
                                9. SOLE DISPOSITIVE POWER:
                                  0
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
                                10. SHARED DISPOSITIVE POWER:
                                  1,939,525
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING       1,939,525
   PERSON
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      [ ]
   CERTAIN SHARES
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          5.1%
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON:                                   PN

--------------------
CUSIP NO. 231082108                   13D
--------------------

-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS
 I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
 BA Equity Management GP, LLC
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)   [ ]
                                                                 (b)   [ ]
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
3. SEC USE ONLY
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
4. SOURCE OF FUNDS: AF
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [ ]
   PURSUANT TO ITEM 2(d) OR 2(e)
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
                                7. SOLE VOTING POWER:
           NUMBER OF              0
            SHARES
         BENEFICIALLY
           OWNED BY
           REPORTING
            PERSON
             WITH
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
                                8. SHARED VOTING POWER:
                                  1,939,525
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
                                9. SOLE DISPOSITIVE POWER:
                                  0
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
                                10. SHARED DISPOSITIVE POWER:
                                  1,939,525
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING       1,939,525
   PERSON
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      [ ]
   CERTAIN SHARES
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          5.1%
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON:                                   OO

--------------------
CUSIP NO. 231082108                   13D
--------------------

-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS
 I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
 J. Travis Hain
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)   [ ]
                                                                 (b)   [ ]
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
3. SEC USE ONLY
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
4. SOURCE OF FUNDS: AF
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [ ]
   PURSUANT TO ITEM 2(d) OR 2(e)
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION: United States
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
                                7. SOLE VOTING POWER:
           NUMBER OF              0
            SHARES
         BENEFICIALLY
           OWNED BY
           REPORTING
            PERSON
             WITH
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
                                8. SHARED VOTING POWER:
                                  7,721,009
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
                                9. SOLE DISPOSITIVE POWER:
                                  0
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
                                10. SHARED DISPOSITIVE POWER:
                                  7,721,009
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING       7,721,009
   PERSON
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      [ ]
   CERTAIN SHARES
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          18.1%
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON:                                   IN

--------------------
CUSIP NO. 231082108                   13D
--------------------

-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS
 I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
 Banc of America Capital Investors SBIC, L.P.
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)   [ ]
                                                                 (b)   [ ]
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
3. SEC USE ONLY
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
4. SOURCE OF FUNDS: AF
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [ ]
   PURSUANT TO ITEM 2(d) OR 2(e)
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
                                7. SOLE VOTING POWER:
           NUMBER OF              5,781,484
            SHARES
         BENEFICIALLY
           OWNED BY
           REPORTING
            PERSON
             WITH
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
                                8. SHARED VOTING POWER:
                                  0
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
                                9. SOLE DISPOSITIVE POWER:
                                  5,781,484
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
                                10. SHARED DISPOSITIVE POWER:
                                  0
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING       5,781,484
   PERSON
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      [ ]
   CERTAIN SHARES
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          13.9%
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON:                                   PN

--------------------
CUSIP NO. 231082108                   13D
--------------------

-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS
 I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
 Banc of America Capital Management SBIC, LLC
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)   [ ]
                                                                 (b)   [ ]
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
3. SEC USE ONLY
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
4. SOURCE OF FUNDS: AF
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [ ]
   PURSUANT TO ITEM 2(d) OR 2(e)
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
                                7. SOLE VOTING POWER:
           NUMBER OF              0
            SHARES
         BENEFICIALLY
           OWNED BY
           REPORTING
            PERSON
             WITH
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
                                8. SHARED VOTING POWER:
                                  5,781,484
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
                                9. SOLE DISPOSITIVE POWER:
                                  0
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
                                10. SHARED DISPOSITIVE POWER:
                                  5,781,484
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING       5,781,484
   PERSON
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      [ ]
   CERTAIN SHARES
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          13.9%
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON:                                   OO

--------------------
CUSIP NO. 231082108                   13D
--------------------

-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS
 I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
 Banc of America Capital Management, L.P.
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)   [ ]
                                                                 (b)   [ ]
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
3. SEC USE ONLY
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
4. SOURCE OF FUNDS: AF
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [ ]
   PURSUANT TO ITEM 2(d) OR 2(e)
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
                                7. SOLE VOTING POWER:
           NUMBER OF              0
            SHARES
         BENEFICIALLY
           OWNED BY
           REPORTING
            PERSON
             WITH
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
                                8. SHARED VOTING POWER:
                                  5,781,484
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
                                9. SOLE DISPOSITIVE POWER:
                                  0
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
                                10. SHARED DISPOSITIVE POWER:
                                  5,781,484
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING       5,781,484
   PERSON
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      [ ]
   CERTAIN SHARES
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          13.9%
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON:                                   PN

--------------------
CUSIP NO. 231082108                   13D
--------------------

-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS
 I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
 BACM I GP, LLC
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)   [ ]
                                                                 (b)   [ ]
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
3. SEC USE ONLY
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
4. SOURCE OF FUNDS: AF
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [ ]
   PURSUANT TO ITEM 2(d) OR 2(e)
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
                                7. SOLE VOTING POWER:
           NUMBER OF              0
            SHARES
         BENEFICIALLY
           OWNED BY
           REPORTING
            PERSON
             WITH
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
                                8. SHARED VOTING POWER:
                                  5,781,484
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
                                9. SOLE DISPOSITIVE POWER:
                                  0
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
                                10. SHARED DISPOSITIVE POWER:
                                  5,781,484
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING       5,781,484
   PERSON
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      [ ]
   CERTAIN SHARES
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          13.9%
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON:                                   OO

      This  Amendment  No. 9 amends the  statement  on Schedule 13D filed with the  Securities  and  Exchange  Commission  on July 7,  1998,  as  amended  by
Amendment  No. 1 filed on December 3, 1999,  Amendment No. 2 filed on February
4,  2002,  Amendment  No. 3 filed on April 3, 2002,  Amendment  No. 4 filed on
March 27, 2003,  Amendment  No. 5 filed on February 8, 2006,  Amendment  No. 6 filed on May 18, 2006,  Amendment  No. 7 filed on June 29, 2006 and  Amendment
No. 8 filed on December 27, 2006.

      The Schedule 13D was  originally  filed on July 7, 1998 (the  "Original
Schedule  13D")  by  NationsBanc  Capital  Corporation,  a  Texas  corporation
("NBCC"),  NationsBank,  N.A.,  a national  banking  association,  NB Holdings
Corporation,  a Delaware  corporation,  and NationsBank  Corporation,  a North
Carolina  corporation  ("NationsBank").  In the Original  Schedule 13D,  these reporting  persons  reported,  among other things,  NBCC's  direct  beneficial ownership of  3,371,246  shares of the  Company's  Class B Common Stock (which are  convertible  into  shares  of the  Company's  Class A  Common  Stock on a one-for-one basis).

      Amendment  No. 1 to the  Schedule  13D was  filed on  December  3,  1999
("Amendment  No.  1")  by  BA  Capital  Company,   L.P.,  a  Delaware  limited
partnership  ("BA  Capital"),  BA SBIC  Management,  LLC, a  Delaware  limited liability  company  ("BA SBIC  Management"),  BA Equity  Management,  L.P.,  a
Delaware limited  partnership ("BA Equity  Management"),  BA Equity Management
GP, LLC, a Delaware  limited  liability  company ("BA Equity  Management GP"),
Walter W. Walker,  Jr., a United States  citizen ("Mr.  Walker"),  and Bank of
America Corporation,  a Delaware corporation ("Bank of America"). In Amendment
No. 1, these reporting  persons  reported,  among other things,  that (a) NBCC had  previously  merged  into BA  Capital  in  connection  with the  merger of
NationsBank  with Bank of America,  (b) such reporting  persons had become the beneficial  owners of the shares of the  Company's  Class B Common Stock owned by NBCC,  (c) BA Capital sold 500,000  shares of the Company's  Class A Common
Stock (which it acquired  upon  converting  shares of Class B Common Stock) on
November 24, 1999 and (d) after giving  effect to such sale,  BA Capital owned
2,871,246  shares of the  Company's  Class B Common  Stock and held options to purchase 6,000 shares of the Company's Class A Common Stock.

      Amendment  No. 2 to the  Schedule  13D was  filed on  February  4,  2002
("Amendment No. 2") by BA Capital,  BA SBIC Management,  BA Equity Management,
BA Equity Management GP, Mr. Walker, Banc of
America Capital Investors SBIC, L.P., a Delaware limited partnership  formerly known as BancAmerica Capital Investors SBIC I, L.P. ("BACI"),  Banc of America
Capital  Management SBIC, LLC, a Delaware limited  liability  company formerly known as  BancAmerica  Capital  Management  SBIC I, LLC ("Capital  Management
SBIC"),  Banc  of  America  Capital  Management,   L.P.,  a  Delaware  limited
partnership  formerly  known as  BancAmerica  Capital  Management I, L.P.("BA
Capital  Management"),  and  BACM I GP,  LLC,  a  Delaware  limited  liability company ("BACM"). In Amendment No. 2, these reporting persons reported,  among other things,  that (a) the Company,  Aurora  Communications,  LLC, a Delaware
limited  liability  company  ("Aurora")  that was  approximately  73% owned by
BACI, BACI and certain other parties had entered into  agreements  relating to the Company's proposed acquisition of Aurora (the "Aurora  Acquisition"),  and
(b) upon the completion of the Aurora Acquisition,  the owners of Aurora would be issued  shares  of the  Company's  Class A Common  Stock and Class B Common
Stock,  would be issued  warrants to purchase  shares of the Company's Class A
Common Stock and Class B Common Stock and would be paid cash.

      Amendment  No.  3 to the  Schedule  13D  was  filed  on  April  3,  2002
("Amendment  No. 3") to report the  completion  of the Aurora  Acquisition  on
March 28, 2002 (the "Aurora Closing Date").  In connection with the closing of the Aurora  Acquisition,  BACI was issued  8,944,339  shares of the  Company's
Class B Common Stock and warrants to purchase  706,424 shares of the Company's
Class A Common Stock or Class B Common Stock, at BACI's election.

      Amendment  No.  4 to the  Schedule  13D was  filed  on  March  27,  2003
("Amendment  No. 4") to report the  exercise  by BACI of a warrant to purchase shares of the Company's  stock and to voluntarily  report the grant of options to BA Capital's  designee on the Company's  board of directors,  which options may be deemed to be  beneficially  owned by BA Capital.  Amendment  No. 4 also voluntarily  reported that J. Travis Hain had replaced  Walter W. Walker,  Jr.
as the managing  member of BA Equity  Management GP and the managing member of
BACM effective on September 1, 2002.

      Amendment  No. 5 to the  Schedule  13D was  filed on  February  8,  2006
("Amendment  No. 5") to report the grant of options to BA  Capital's  designee on the  Company's  board of  directors,  which  options  may be  deemed  to be beneficially  owned by BA  Capital,  and to  reflect  the  vesting  of certain options.

      Amendment  No.  6 to  the  Schedule  13D  was  filed  on  May  18,  2006
("Amendment  No. 6") to report the entry into a stock purchase  agreement with the Company  pursuant to which the Company  agreed to purchase an aggregate of up to 5 million shares of Class B Common Stock from BA Capital and BACI.

      Amendment  No.  7 to the  Schedule  13D  was  filed  on  June  29,  2006
("Amendment  No. 7") to report the closing under the stock purchase  agreement with the  Company,  pursuant to which the Company  purchased an aggregate of 5 million shares of Class B Common Stock from BA Capital and BACI.

      Amendment  No. 8 to the  Schedule 13D  ("Amendment  No. 8") was filed on
December  27, 2006 to report the entry into an agreement  (the "10b5-1  Plan")
between BA Capital, BACI and Banc of America Securities LLC ("BAS"),  pursuant to which BA  Capital  and BACI  planned  to  periodically  dispose  of Class A
Common Stock of the Company  pursuant to Rule  10b5-1(c)  under the Securities
Exchange Act of 1934, as amended (the "Exchange Act").

      This  Amendment No. 9 to the Schedule 13D  ("Amendment  No. 9") is being filed to report the termination of the 10b5-1 Plan by BA Capital and BACI.

Item 1.           Security and Issuer.

      This  Amendment  No. 9 relates  to the Class A Common  Stock of  Cumulus
Media Inc. (the "Company"),  14 Piedmont Center, Suite 1400, Atlanta,  Georgia
30305.

Item 2.           Identity and Background.

      (a) This  statement  is being filed  jointly by (1) BA  Capital,  (2) BA
SBIC Management,  (3) BA Equity  Management,  (4) BA Equity Management GP, (5)
Mr. Hain, (6) BACI,  (7) Capital  Management  SBIC, (8) BA Capital  Management
and (9) BACM.  The persons  described in items (1) through (9) are referred to herein  as the  "Reporting  Persons."  A list of the  executive  officers  and directors of each  Reporting  Person that is not an  individual is attached as
Annex A.

      (b) The  address  of the  principal  business  office of each  Reporting
Person is 100 North Tryon Street,  Floor 25, Bank of America Corporate Center,
Charlotte, NC 28255.

      (c) BA Capital is an investment  partnership  engaged principally in the business of making private equity  investments.  BA SBIC Management is engaged in the  business  of being  the  general  partner  of BA  Capital.  BA  Equity
Management  is engaged  in the  business  of being the sole  member of BA SBIC
Management.  BA Equity  Management  GP is engaged in the business of being the general partner of BA Equity Management.

      BACI is an investment  partnership  engaged  principally in the business of making private equity  investments.  Capital  Management SBIC is engaged in the business of being the general  partner of BACI.  BA Capital  Management is engaged in the business of being the sole member of Capital  Management  SBIC.
BACM is engaged in the  business  of being the  general  partner of BA Capital
Management.

      Mr. Hain's principal  occupation is serving as the managing member of BA
Equity  Management GP, as the managing  member of BACM and as an employee of a subsidiary of Bank of America.

      Bank of  America is a bank  holding  company  registered  under the Bank
Holding  Company  Act of 1956,  as  amended,  and is  engaged  in the  general banking and financial services business through its subsidiaries.

      The  principal  business  and  principal  office  address of each of the
Reporting Persons is set forth in paragraph (b) above.

      (d) During the last five years,  none of the Reporting  Persons,  and to the knowledge of each  Reporting  Person,  none of the  executive  officers or directors of any such  Reporting  Person that is not an  individual,  has been convicted in a criminal  proceeding  (excluding  traffic violations or similar misdemeanors).

      (e) During the last five years,  none of the Reporting  Persons,  and to the knowledge of each  Reporting  Person,  none of the  executive  officers or directors of any such Reporting  Person that is not an individual,  has been a party to a civil proceeding of a judicial or administrative  body of competent jurisdiction  as a  result  of  which  such  person  was  or is  subject  to a
judgment,   decree  or  final  order  enjoining   future   violations  of,  or
prohibiting or mandating  activities  subject to, Federal or state  securities laws or finding any violation with respect to such laws.

      (f) The  following  sets  forth  the  jurisdiction  of  organization  or citizenship of each Reporting Person:

      Reporting Person              State of Organization/Citizenship
      BA Capital                    Delaware
      BA SBIC Management                  Delaware
      BA Equity Management                Delaware
      BA Equity Management GP       Delaware
      Mr. Hain                      United States
      BACI                          Delaware
      Capital Management SBIC       Delaware
      BA Capital Management               Delaware
      BACM                          Delaware

To  the  knowledge  of the  Reporting  Persons,  each  executive  officer  and director of any Reporting  Person that is not an  individual,  as set forth on
Annex A, is a citizen of the United States.

Item 3.           Source and Amount of Funds or Other Consideration.

      As described in the Original  Schedule  13D,  NBCC  purchased  preferred shares of a predecessor  to the Company at various times in 1997 and 1998 with cash.  These preferred  shares were converted into Class B Common Stock of the
Company in connection  with the  Company's  initial  public  offering in 1998.
Funds for the  purchase  of these  preferred  shares  were  provided  from the working capital of NBCC and its affiliates.

      BACI  purchased   shares  of  common  and  preferred   stock  in  Aurora
Management,  Inc.,  a  member  of  Aurora  owning  approximately  73%  of  its membership  interests,  at various  times  between 1999 and 2001 with cash. On the Aurora  Closing  Date,  these  shares of common and  preferred  stock were converted  into  8,944,339  shares of the  Company's  Class B Common Stock and warrants to purchase  706,424 shares of the Company's  Class A Common Stock or
Class B Common  Stock.  Funds for  BACI's  purchase  of  shares of common  and preferred  stock in Aurora  Management,  Inc.  were  provided from the working capital  of BACI and its  affiliates.  On March  27,  2003,  BACI  elected  to exercise  the  warrant  it  received  as part  of the  Aurora  Acquisition  in exchange  for  shares of the  Company's  Class B Common  Stock.  Funds for the
purchase of the shares  issued upon exercise of the warrant were provided from the working capital of BACI and its affiliates.

      BA Capital holds options  exercisable within 60 days to purchase 105,000 shares of Class A Common Stock,  and Robert H. Sheridan,  III, a member of the
Company's  board  of  directors  and a  senior  vice  president  and  managing director of the general  partner of both BA Capital  and BACI,  holds  options exercisable  within  60 days to  purchase  145,000  shares  of  Class A Common
Stock.  BA Capital  has the right to  designate  one  member of the  Company's board of directors and Mr.  Sheridan  currently  serves on the Company's board of  directors  as BA  Capital's  designee.  These  options  were  received  in consideration of Mr. Sheridan's board service on behalf of BA Capital,  and no additional  consideration  was paid by BA Capital to the  Company in  exchange for such options.  Pursuant to the policies of BA Capital and its  affiliates,
Mr. Sheridan is deemed to hold these options for the benefit of BA Capital.

Item 4.           Purpose of the Transaction.

      As reported in  Amendment  No. 8, BA Capital and BACI  entered  into the
10b5-1 Plan with BAS in accordance  with Rule 10b5-1(c) under the Exchange Act pursuant to which BA Capital and BACI agreed to the periodic  sale of up to an aggregate of 3,000,000  shares of Class A Common  Stock  through  November 15,
2007.  Pursuant to the terms of the 10b5-1 Plan,  on June 15, 2007, BA Capital and BACI terminated the 10b5-1 Plan.

      On May 9,  2006,  BA  Capital  and BACI  entered  into a stock  purchase agreement  with the Company (the "Purchase  Agreement")  pursuant to which the
Company  agreed to purchase up to an  aggregate  of 5 million  shares  Class B
Common Stock from BA Capital and BACI, subject to certain conditions.  On June
29, 2006, pursuant to the Purchase Agreement,  the Company purchased 5 million shares  of  Class  B  Common  Stock  from  BA  Capital  and  BACI  for a total consideration of $57,500,000.

      NBCC  purchased  preferred  shares of a  predecessor  to the Company for investment  purposes.  As a result of this  investment and the subsequent sale of Class B Common  Stock under the  Purchase  Agreement,  BA Capital now holds
(i) 840,250  shares of Class A Common  Stock,  (ii) 849,275  shares of Class B
Common Stock (which are  convertible  into shares of Class A Common Stock on a one-for-one  basis) and (iii)  options to purchase  305,000  shares of Class A
Common  Stock,  250,000  of which are  currently  exercisable  or  exercisable within 60 days. BA Capital holds these securities for investment purposes.

      BACI  purchased   shares  of  common  and  preferred   stock  in  Aurora
Management,  Inc.,  a  member  of  Aurora  owning  approximately  73%  of  its membership interests,  for investment purposes. In connection with the closing of the Aurora  Acquisition,  these shares of common and  preferred  stock were converted on the Aurora  Closing Date into  8,944,339  shares of the Company's
Class B Common Stock and warrants to purchase  706,424 shares of the Company's
Class A Common Stock or Class B Common  Stock.  Following  the exercise of the warrant,  on March 27, 2003, in exchange for 706,424  shares of Class B Common
Stock,  the sale of Class B Common Stock under the Purchase  Agreement and the conversion  of 821,568  shares of Class B Common Stock to Class A Common Stock in  contemplation  of  effectuating  the 10b5-1  Plan,  BACI  currently  holds
821,568 shares of Class A Common Stock and 4,959,916  shares of Class B Common
Stock. BACI holds these securities for investment purposes.

      The Reporting Persons may acquire  additional  securities of the Company from  time  to time in the  future,  subject  to  certain  factors,  including
without   limitation  (i)   applicable   securities   laws  and   governmental
restrictions  on the number of voting  securities  the  Reporting  Persons may hold, (ii) market  conditions and (iii) the Reporting  Persons'  assessment of the business and prospects of the Company.

      The  Reporting  Persons are  continuously  evaluating  the  business and prospects  of the  Company,  and its  present  and  future  interests  in, and intentions  with respect to, the Company and may at any time decide to dispose of any or all of the shares of the Company  currently owned by them as well as securities they may acquire in the future.

      Other than as discussed herein,  the Reporting Persons currently have no plans to effect:

      (a) the  acquisition  of additional  securities  of the Company,  or the disposition of securities of the Company;

      (b)  an  extraordinary   corporate   transaction,   such  as  a  merger,
reorganization   or   liquidation,   involving  the  Company  or  any  of  its
subsidiaries;

      (c) a sale or transfer of a material  amount of assets of the Company or any of its subsidiaries;

      (d) any change in the present  board of directors or  management  of the
Company,  including  any plans or  proposals  to change  the number or term of directors or the to fill any existing vacancies on the Board of Directors;

      (e) any  material  change  in the  present  capitalization  or  dividend policy of the Company;

      (f) any other  material  change in the  Company's  business or corporate structure;

      (g)  changes in the  Company's  articles  of  incorporation,  by-laws or instruments  corresponding  thereto  or other  actions  which may  impede  the acquisition of control of the Company by any person;

      (h) causing a class of  securities  of the Company to be delisted from a national  securities  exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) a class of equity  securities of the Company  becoming  eligible for termination  of  registration  pursuant to Section  12(g)(4) of the Securities
Exchange Act of 1934; or

      (j) any action similar to any of those enumerated above.

      The  Reporting  Persons  intend  to  evaluate  their  investment  in the
Company  continuously  and may, based on any such  evaluation,  determine at a future  date to change  their  current  position  with  respect  to any action enumerated above.

Item 5.           Interest in Securities of the Issuer.

      (a)(i)  This  Amendment  No.  9  relates  to  7,721,009  shares  of  the
Company's  Class  A  Common  Stock,   representing   18.1%  of  the  Company's
outstanding  shares  of Class A Common  Stock and  15.7% of the  voting  power
(which  percentages  are calculated in accordance with Rule  13d-3(d)(1)).  BA
Capital  currently  holds  840,250  shares  of Class A Common  Stock,  849,275 shares of Class B Common  Stock and  options  to  purchase  305,000  shares of
Class  A  Common  Stock,  250,000  of  which  are  currently   exercisable  or
exercisable within 60 days. BA Capital  beneficially owns 1,939,525 shares, or
5.1%,  of the  Class A  Common  Stock  (determined  in  accordance  with  Rule
13d-3(d)(1)).  BACI currently holds 821,568 shares of Class A Common Stock and
4,959,916  shares of Class B Common Stock.  BACI  beneficially  owns 5,781,484 shares,  or 13.9%, of the Class A Common Stock  (determined in accordance with
Rule  13d-3(d)(1)).  No other Reporting Person directly holds any Common Stock of the Company or any rights to acquire any such common stock.

      Except as may otherwise be required by Delaware  corporate  law,  shares of Class A Common  Stock,  Class B Common  Stock and Class C Common stock vote together as a single  class when such shares are  entitled to vote.  Shares of
Class B Common  Stock are  convertible  into shares of Class A Common Stock or
Class C Common Stock on a  one-for-one  basis.  Shares of Class C Common Stock are  convertible  into shares of Class A Common Stock on a one-for-one  basis.
Shares of Class A Common Stock are  entitled to one vote per share,  shares of
Class C Common  Stock are  entitled to ten votes per share and shares of Class
B Common Stock have no voting  rights except in specified  instances  required by Delaware corporate law or by the Company's articles of incorporation.  Upon conversion  of any  share  of  Class B  Common  Stock  into a share of Class C
Common Stock by certain  shareholders  of the Company  (including BA Capital), shares of Class C Common Stock become  entitled to one vote per share,  rather than ten votes per share.

      The 840,250 shares of Class A Common Stock  currently held by BA Capital and  the  821,568  shares  of  Class A  Common  Stock  currently  held by BACI represent 2.3% and 2.2%, respectively,  of the Company's outstanding shares of
Class A Common Stock.  If BA Capital were to (A) convert its 849,275 shares of
Class B Common  Stock  into an  equivalent  number of shares of Class A Common
Stock and (B)  exercise  its options to  purchase  250,000  shares,  which are currently  exercisable or exercisable  within 60 days, of Class A Common Stock and (C) if BACI were to convert its  4,959,916  shares of Class B Common Stock into an equivalent  number of shares of Class A Common Stock,  then BA Capital and BACI  would  together  own  7,721,009  shares  of  Class A  Common  Stock, representing  18.1% of the Company's then outstanding shares of Class A Common
Stock and 15.7% of the voting power.

      The 7,721,009  shares of Class A Common Stock  beneficially  owned by BA
Capital and BACI represent 17.8% of the Company's  outstanding shares of Class
A Common  Stock,  Class B Common Stock and Class C Common Stock  considered in the  aggregate  and 15.7% of the voting power (or, if the Class C Common Stock is entitled to one vote per share, 17.8% of the voting power).

      (ii)  All  information  herein  relating  to the  currently  outstanding number of shares of the Company's  Class A Common Stock,  Class B Common Stock
and Class C Common Stock is derived  from the  Company's  Quarterly  Report on
Form 10-Q for the  fiscal  quarter  ended  March 31,  2007.  Accordingly,  the
Reporting  Persons  have  assumed for  purposes of this  Amendment  No. 9 that there are  36,700,934  shares of Class A Common Stock  outstanding,  5,809,191 shares  of Class B Common  Stock  outstanding  and  644,871  shares of Class C
Common Stock  outstanding,  or a total of 43,154,996  shares of all classes of
Common Stock outstanding.

      (b) BA Capital has sole  voting and  dispositive  power with  respect to
1,939,525 shares of Class A Common Stock,  which consists of 840,250 shares of
Class A Common  Stock,  849,275  shares of Class B Common Stock and options to purchase  250,000  shares  of  Class  A  Common  Stock,  which  are  currently
exercisable  or  exercisable   within  60  days.  BACI  has  sole  voting  and
dispositive  power with respect to 5,781,484  shares of Class A Common  Stock, which consists of 821,568 shares of Class A Common Stock and 4,959,916  shares of the Company's Class B Common Stock.

      BA SBIC Management is the general partner of BA Capital.  As a result of the limited partnership  agreement of BA Capital, BA SBIC Management is deemed to have shared voting and dispositive  power with respect to the securities of the Company owned by BA Capital.

      BA Equity  Management  is the sole  member of BA SBIC  Management.  As a
result  of  the  operating  agreement  for  BA  SBIC  Management,   BA  Equity
Management is deemed to have shared voting and dispositive  power with respect to the securities of the Company owned by BA Capital.

      BA Equity Management GP is the general partner of BA Equity  Management.
As a result of the limited partnership agreement for BA Equity Management,  BA
Equity  Management  GP is deemed to have shared voting and  dispositive  power with respect to the securities of the Company owned by BA Capital.

      Capital  Management  SBIC is the general partner of BACI. As a result of the limited  partnership  agreement of BACI, Capital Management SBIC is deemed to have shared voting and dispositive  power with respect to the securities of the Company owned by BACI.

      BA Capital  Management is the sole member of Capital Management SBIC. As a result of the operating  agreement for Capital  Management  SBIC, BA Capital
Management is deemed to have shared voting and dispositive  power with respect to the securities of the Company owned by BACI.

      BACM is the  general  partner of BA Capital  Management.  As a result of the limited partnership  agreement for BA Capital  Management,  BACM is deemed to have shared voting and dispositive  power with respect to the securities of the Company owned by BACI.

      Mr.  Hain is the  managing  member of both BA Equity  Management  GP and
BACM and as a result is deemed to have  shared  voting and  dispositive  power with respect to the  securities  of the Company  owned by BA Capital and BACI.
Mr. Hain disclaims such beneficial ownership.

      If Mr. Hain's  employment  with Bank of America or its  subsidiaries  is terminated,  Mr.  Hain  will  cease to be the  managing  member  of BA  Equity
Management  GP and BACM.  As the holder of a majority in interest in BA Equity
Management  GP and  BACM,  Bank  of  America  has the  right  to  approve  any replacement  managing  member  of BA  Equity  Management  GP or BACM.  Bank of
America does not have any rights with respect to voting or  disposition of the securities of the Company owned by BA Capital or BACI.

      (c)  None  of  the  Reporting  Persons  and,  to  the  knowledge  of the
Reporting  Persons,  no executive  officer of director of any Reporting Person has had any transactions in the Class A Common Stock during the past 60 days.

      (d)  Except as set forth  herein,  no person has the right to receive or the power to direct the receipt of dividends  from,  or the proceeds  from the sale of, any shares of the Company's Class A Common Stock.

      (e) Not applicable.

Item 6.     Contracts,  Arrangements,  Understandings  or  Relationships  with
            Respect to Securities of the Issuer.

      One or  more  of the  Reporting  Persons  are  parties  to (i) a  Voting
Agreement  dated June 30, 1998,  (ii) a Registration  Rights  Agreement  dated
June 30, 1998,  (iii) an Amended and Restated  Registration  Rights  Agreement
dated January 23, 2002,  (iv) a  Shareholders  Agreement  dated March 28, 2002 and (v) a Stock  Purchase  Agreement  dated May 9, 2006 and are subject to the
Company's amended and restated certificate of incorporation,  all of which are described  in the  Original  Schedule  13D or one or  more  of the  amendments thereto.

Item 7.           Material to be Filed as Exhibits.

Exhibit 24       Power of Attorney  (incorporated  by  reference to Exhibit 24 to Amendment No. 8 to Schedule 13D filed December 27, 2006)

Exhibit 99.1     Joint Filing Agreement,  dated June 15, 2007, by and among BA
                 Capital, BA SBIC Management,  BA Equity Management, BA Equity
                 Management GP, Mr. Hain,  BACI,  Capital  Management SBIC, BA
                 Capital Management and BACM (filed herewith)

Exhibit 99.2     Stock Purchase  Agreement  dated May 9, 2006, by and among BA
                 Capital,  BACI and the Company  (incorporated by reference to
                 Exhibit  99.2 to  Amendment  No. 6 to Schedule  13D filed May
                 18, 2006)

Exhibit 99.3     Amended and Restated  Registration  Rights Agreement dated as of January 23,  2002,  by and among the  Company,  Aurora and the parties  listed  therein  (incorporated  by  reference to
                 Exhibit  99.3  to  Amendment  No.  2 to  Schedule  13D  filed
                 February 4, 2002)

Exhibit 99.4     Shareholders  Agreement  dated as of March 28,  2002,  by and between the Company and BACI  (incorporated  by  reference to
                 Exhibit 99.5 to  Amendment  No. 3 to Schedule 13D filed April
                 3, 2002)

Exhibit 99.5     Voting  Agreement dated June 30, 1998, by and among NBCC, the
                 Company,  Quaestus Management  Corporation,  DBBC of Georgia,
                 LLC, CML Holdings,  LLC, Richard Weening and Lewis W. Dickey,
                 Jr.  (incorporated  by reference to Exhibit A to Schedule 13D filed July 7, 1998)

Exhibit 99.6     Registration  Rights  Agreement  dated June 30, 1998,  by and among the Company,  NBCC, Heller Equity Capital  Corporation,
                 The State of Wisconsin  Investment Board and The Northwestern
                 Mutual Life Insurance  Company  (incorporated by reference to
                 Exhibit B to Schedule 13D filed July 7, 1998)

Signature

      After  reasonable  inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true,  complete and correct.

Date:       June 15, 2007

                                 BA CAPITAL COMPANY, L.P.
                                    By: BA SBIC Management, LLC, its general
                                 partner
                                       By: BA Equity Management, L.P., its
                                       sole member
                                          By: BA Equity Management GP, LLC,
                                          its general partner

                                          By: /s/ Edward A. Balogh
                                          Name:  Edward A. Balogh
                                          Title: Chief Financial Officer

                                 BA SBIC MANAGEMENT, LLC
                                    By: BA Equity Management, L.P., its sole
                                 member
                                       By: BA Equity Management GP, LLC, its
                                 general partner

                                          By: /s/ Edward A. Balogh
                                          Name:  Edward A. Balogh
                                          Title: Chief Financial Officer

                                 BA EQUITY MANAGEMENT, L.P.
                                    By: BA Equity Management GP, LLC, its
                                 general partner

                                          By: /s/ Edward A. Balogh
                                          Name:  Edward A. Balogh
                                          Title: Chief Financial Officer

                                 BA EQUITY MANAGEMENT GP, LLC

                                    By: /s/ Edward A. Balogh
                                    Name:  Edward A. Balogh
                                    Title: Chief Financial Officer

                                 J. TRAVIS HAIN
                                    By: /s/ Edward A. Balogh
                                    Name:  Edward A. Balogh
                                    Capacity:  Pursuant to Power of Attorney
                                    dated August 3, 2006, a copy of which is
                                    attached as Exhibit  24

                                 BANC OF AMERICA CAPITAL INVESTORS SBIC, L.P.
                                    By: Banc of America Capital Management
                                    SBIC, LLC, its general partner
                                       By: Banc of America Capital
                                       Management, L.P., its sole member
                                          By: BACM I GP, LLC, its general
                                 partner

                                                By: /s/ Edward A. Balogh
                                                Name:  Edward A. Balogh
                                                Title: Chief Financial Officer

                                 BANC OF AMERICA CAPITAL MANAGEMENT SBIC, LLC
                                    By: Banc of America Capital Management,
                                    L.P., its sole member
                                       By: BACM I GP, LLC, its general partner

                                          By: /s/ Edward A. Balogh
                                          Name:  Edward A. Balogh
                                          Title: Chief Financial Officer

                                 BANC OF AMERICA CAPITAL MANAGEMENT, L.P.
                                    By: BACM I GP, LLC, its general partner

                                    By: /s/ Edward A. Balogh
                                    Name:  Edward A. Balogh
                                    Title: Chief Financial Officer

                                 BACM I GP, LLC

                                    By: /s/ Edward A. Balogh
                                    Name:  Edward A. Balogh
                                    Title: Chief Financial Officer

                                    Annex A

BA CAPITAL COMPANY, L.P.

Executive Officers

Not Applicable.

Address

Each of such executive officers can be reached c/o: Banc of America Capital
Investors, 100 North Tryon Street, Floor 25, Bank of America Corporate
Center, Charlotte, NC 28255.

BA SBIC MANAGEMENT, LLC

Executive Officers

J. Travis Hain          Senior Vice President and Managing Director
George E. Morgan, III   Senior Vice President and Managing Director
Walker L. Poole         Senior Vice President and Managing Director
Robert H. Sheridan, III Senior Vice President and Managing Director

Address

Each of such executive officers can be reached c/o: Banc of America Capital
Investors, 100 North Tryon Street, Floor 25, Bank of America Corporate
Center, Charlotte, NC 28255.

BA EQUITY MANAGEMENT, L.P.

Executive Officers

J. Travis Hain          Senior Vice President and Managing Director
George E. Morgan, III   Senior Vice President and Managing Director
Walker L. Poole         Senior Vice President and Managing Director
Robert H. Sheridan, III Senior Vice President and Managing Director

Address

Each of such executive officers can be reached c/o: Banc of America Capital
Investors, 100 North Tryon Street, Floor 25, Bank of America Corporate
Center, Charlotte, NC 28255.

BA EQUITY MANAGEMENT GP, LLC

Executive Officers

J. Travis Hain          Senior Vice President and Managing Director
George E. Morgan, III   Senior Vice President and Managing Director
Walker L. Poole         Senior Vice President and Managing Director
Robert H. Sheridan, III Senior Vice President and Managing Director

Address

Each of such executive officers can be reached c/o: Banc of America Capital
Investors, 100 North Tryon Street, Floor 25, Bank of America Corporate
Center, Charlotte, NC 28255.

BANC OF AMERICA CAPITAL INVESTORS SBIC, L.P.

Executive Officers

Not Applicable.

Address

Each of such executive officers can be reached c/o: Banc of America Capital
Investors, 100 North Tryon Street, Floor 25, Bank of America Corporate
Center, Charlotte, NC 28255.

BANC OF AMERICA CAPITAL MANAGEMENT SBIC, LLC

Executive Officers

J. Travis Hain          Senior  Vice President and Managing Director
George E. Morgan, III   Senior Vice President and Managing Director
Walker L. Poole         Senior Vice President and Managing Director
Robert H. Sheridan, III Senior Vice President and Managing Director

Address

Each of such executive officers can be reached c/o: Banc of America Capital
Investors, 100 North Tryon Street, Floor 25, Bank of America Corporate
Center, Charlotte, NC 28255.

BANC OF AMERICA CAPITAL MANAGEMENT, L.P.

Executive Officers

J. Travis Hain          Senior  Vice President and Managing Director
George E. Morgan, III   Senior Vice President and Managing Director
Walker L. Poole         Senior Vice President and Managing Director
Robert H. Sheridan, III Senior Vice President and Managing Director

Address

Each of such executive officers can be reached c/o: Banc of America Capital
Investors, 100 North Tryon Street, Floor 25, Bank of America Corporate
Center, Charlotte, NC 28255.

BACM I, GP, LLC

Executive Officers

J. Travis Hain          Senior Vice President and Managing Director
George E. Morgan, III   Senior Vice President and Managing Director
Walker L. Poole         Senior Vice President and Managing Director
Robert H. Sheridan, III Senior Vice President and Managing Director

Address

Each of such executive officers can be reached c/o: Banc of America Capital
Investors, 100 North Tryon Street, Floor 25, Bank of America Corporate
Center, Charlotte, NC 28255.

                                                                  Exhibit 99.1

                            JOINT FILING AGREEMENT

      In accordance  with Rule  13d-1(k)(1)  promulgated  under the Securities and  Exchange Act of 1934,  as amended,  the  undersigned  hereby agree to the joint filing with each other on behalf of each of them of  Amendment  No. 9 to such a  statement  on  Schedule  13D and any  and all  form(s),  statement(s), report(s),  and/or  document(s)  related  thereto  with respect to the Class A
Common Stock,  par value $.01 per share,  of Cumulus  Media Inc.  beneficially owned by each of them.  This Joint  Filing  Agreement  shall be included as an exhibit to Amendment No. 9 to such Schedule 13D.

      IN WITNESS WHEREOF, the undersigned have executed this Joint Filing
Agreement as of the 15th day of June, 2007.

                                 BA CAPITAL COMPANY, L.P.
                                    By: BA SBIC Management, LLC, its general
                                 partner
                                       By: BA Equity Management, L.P., its
                                       sole member
                                          By: BA Equity Management GP, LLC,
                                          its general partner

                                          By: /s/ Edward A. Balogh
                                          Name:  Edward A. Balogh
                                          Title: Chief Financial Officer

                                 BA SBIC MANAGEMENT, LLC
                                    By: BA Equity Management, L.P., its sole
                                 member
                                       By: BA Equity Management GP, LLC, its
                                       general partner

                                          By: /s/ Edward A. Balogh
                                          Name:  Edward A. Balogh
                                          Title: Chief Financial Officer

                                 BA EQUITY MANAGEMENT, L.P.
                                    By: BA Equity Management GP, LLC, its
                                    general partner

                                          By: /s/ Edward A. Balogh
                                          Name:  Edward A. Balogh
                                          Title: Chief Financial Officer

                                 BA EQUITY MANAGEMENT GP, LLC

                                    By: /s/ Edward A. Balogh
                                    Name:  Edward A. Balogh
                                    Title: Chief Financial Officer

                                 J. TRAVIS HAIN
                                    By: /s/ Edward A. Balogh
                                    Name: Edward A. Balogh
                                    Capacity: Pursuant to Power of Attorney
                                    dated August 3, 2006

                                 BANC OF AMERICA CAPITAL INVESTORS SBIC, L.P.
                                    By: Banc of America Capital Management
                                    SBIC, LLC, its general partner
                                       By: Banc of America Capital
                                       Management, L.P., its sole member
                                          By: BACM I GP, LLC, its general
                                 partner

                                                By: /s/ Edward A. Balogh
                                                Name:  Edward A. Balogh
                                                Title: Chief Financial Officer

                                 BANC OF AMERICA CAPITAL MANAGEMENT SBIC, LLC
                                    By: Banc of America Capital Management,
                                    L.P., its sole member
                                       By: BACM I GP, LLC, its general partner

                                          By: /s/ Edward A. Balogh
                                          Name:  Edward A. Balogh
                                          Title: Chief Financial Officer

                                 BANC OF AMERICA CAPITAL MANAGEMENT, L.P.
                                    By: BACM I GP, LLC, its general partner

                                    By: /s/ Edward A. Balogh
                                    Name:  Edward A. Balogh
                                    Title: Chief Financial Officer

                                 BACM I GP, LLC

                                    By: /s/ Edward A. Balogh
                                    Name:  Edward A. Balogh
                                    Title: Chief Financial Officer